Exhibit 12
General Electric Company Ratio of Earnings to Fixed Charges

(Dollars in millions)		Six months ended June 30, 2004

	General Electric Company and consolidated affiliates
	Earnings (a)	$9,232
Plus:	Interest and other financial charges included in expense	5,589
	One-third of rental expense (b)	270

	Adjusted "earnings"	$15,091

	Fixed Charges:
	Interest and other financial charges	$5,589
	Interest capitalized	50
	One-third of rental expense (b)	270

	Total fixed charges	$5,909

	Ratio of earnings to fixed charges	2.55

(a) Earnings before income taxes, minority interest and accounting change. (b) Considered to be representative of interest factor in rental expense.